SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 21, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       506,811
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    0
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             506,811
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       14,476
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             14,476
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 7 of 14
                        AMENDMENT NO. 20 to SCHEDULE 13D

         This amendment ("Amendment No. 20") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 20 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         In connection with his service as a Class D Director of the Issuer, Mr. Siegel sent a letter to Mr. Tom O'Grady, a Partner at the law firm of McGuireWoods LLP, on September 21, 2007, a copy of which is attached as
         Exhibit 99.27 (the "9/21/07 Letter"). In the 9/21/07 Letter, Mr. Siegel requests a referral of independent securities/corporate counsel to review the adequacy of disclosure, under U.S. securities laws, in the Issuer's Form 10-Q for the period ended June 30, 2007, as filed with the Securities and Exchange Commission.(1) Mr. O'Grady and McGuireWoods have acted as corporate counsel to the Issuer. In addition, McGuireWoods is currently acting as counsel of record for the Issuer in an adverse capacity against Messrs. Hamot and Siegel in litigation pending in the Circuit Court of Baltimore City.

         As of the date of this Amendment No. 20, except as set forth above, and in the 9/21/07 Letter, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

-------------------------------
(1) Filed without compliance to Rule 10-01(d) of Regulation S-X, since this 10-Q was not reviewed by an independent public accountant as required by the SEC. This action was done without the approval of the Board of Directors of the Issuer.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1   Letter dated May 3, 2005 to the Committee of
                        Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6   Form of Warner Stevens Audit Committee Demand
                        Letter dated December 27, 2005*
         Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated
                        December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer*
         Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
         Exhibit 99.26 Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer*
         Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom
                        O'Grady, a Partner at the law firm of McGuireWoods LLP


         * Filed with an earlier version of this Schedule 13D.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 20 to the Schedule 13D is true, complete and correct.


Dated:  September 24, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer*
Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom O'Grady, a
               Partner at the law firm of McGuireWoods LLP

*  Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 20 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  September 24, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                 Exhibit 99.27

          Letter dated September 21, 2007 to Mr. Tom O'Grady, a Partner at the law firm of McGuireWoods LLP


                                                          237 Park Avenue
                                                          Suite 900
                                                          New York, NY 10017

Mr. Tom O'Grady Partner McGuireWoods LLP
1750 Tysons Boulevard
Suite 1800
McLean, VA 22102-4215

VIA FEDEX


September 21, 2007


Dear Mr. O'Grady:

As you may be aware, I am an independent director on the Board of Telos Corporation. I understand that you and your firm have acted as corporate counsel to Telos.

I am writing to you to seek a referral of an independent securities/corporate counsel to review the adequacy of disclosure, under U.S securities laws, in Telos' Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission (the "10-Q")(1).

As you may be aware, the 10-Q disclosure concerning Telos' sale of Telos Identity Management Solutions, LLC ("TIMS LLC") to parties, including the brother of Telos' CEO John Wood, states:

         "On April 11, 2007, Telos Identity Management Solutions, LLC ("TIMS LLC") was formed as a limited liability company under the Delaware Limited Liability Company Act. The Company [Telos] contributed substantially all of the assets of its Identity Management business line and assigned its rights to perform under its U.S Government contract with the Defense Manpower Data Center ("DMDC") to TIMS LLC. The net book value of assets contributed by the Company totaled $17,000. The Company owned 99.999% of the membership interests of TIMS LLC and certain private equity investors ("Investors") owned 0.001% of the membership interests of TIMS LLC. On April 20, 2007, the Company sold an additional 39.999% of the membership interests to the Investors in exchange for $6 million in cash consideration. Legal and investment banking expenses directly associated with the transaction amounted to approximately $190,000. As a participant of certain private

-------------------------------

(1) Filed without compliance to Rule 10-01(d) of Regulation S-X, since this 10-Q was not reviewed by an independent public accountant as required by the SEC. This action was done without the approval of the Board of Directors.

         equity investors, the brother of John B. Wood, the Company's Chairman and Chief Executive Officer, indirectly holds a 2% effective ownership interest in TIMS LLC."

Omitted from this 10-Q disclosure is a provision contained in the transaction document which states:

         "Upon the occurrence of any of the following events: (i) the involuntary termination of John B. Wood as CEO and Chairman of the Class A Member [Telos]; (ii) the Bankruptcy of the Class A Member; or (iii) the transfer or issuance of more than fifty-one percent (51%) of the stock of the Class A Member to a third party (each of which shall be referred to as a "Class B Option Event"), then the Class B Member shall have an option to purchase, and the Class A Member shall be obligated to sell (unless it elects to purchase the Interest of the Class B Member under Section 7.03 .C), a portion of the Class A Member's Percentage Interest representing twenty percent (20%) of the Percentage Interests in the Company (the "Option Interest") in accordance with this Section 7.03. The Class A Member must notify the Class B Member of the occurrence of a Class B Option Event within five (5) days of such occurrence (the "Event Notice"). Notwithstanding the foregoing, the Class B Member's option under this Section
         7.03 shall not be exercisable if there is, at the time of the Class B Option Event, a letter of intent to sell the Company, a binding contract to sell all of the assets of, or Interests in, the Company, or a standstill for due diligence with respect to a sale of the Company. If any of the preceding circumstances exist, the time for exercising the Class B Member's option under this Section 7.03 shall toll until such time as such circumstance no longer exists and such date shall be considered the date of the Class B Option Event."

         (Amended and Restated Operating Agreement of TIMS LLC, Section 7.03)

Clearly, the 10-Q does not identify the TIMS LLC transaction as a related party transaction (in view of the involvement of Mr. Wood's brother), and the 10-Q fails to disclose that Telos is obligated to sell to parties, including Mr. Wood's brother(2), material additional interests in TIMS LLC upon Mr. Wood's involuntary termination from Telos.

I question whether the omission of the TIMS LLC transaction as a related party transaction is compounded by the fact that nearly one year prior to this transaction, in 2006, a majority of Telos' independent directors found that Mr. Wood should be terminated for cause(3). Clearly, the determination of Telos' independent directors of Mr. Wood's termination for cause was a condition precedent to the execution of the TIMS LLC transaction, which transaction provides for the additional sale of material interests to Mr. Wood's brother upon such a termination event.

-------------------------------
(2) The TIMS document contains other ambiguous statements regarding the involvement of other family members of Mr. Wood in this related party transaction.
(3) Revised Report of the Special Litigation Committee of Telos Corporation, July 20, 2007.

As an independent director on the Board of Telos Corporation, I have a responsibility to ensure that Telos complies with U.S. securities laws, including disclosure of related party transactions. In this instance, I require independent legal advice in order to fulfill my duties and responsibilities.

As you are aware, McGuireWoods is acting as counsel of record in an adverse capacity against Director Hamot and I in litigation captioned Hamot and Siegel
v. Telos in the Circuit Court of Baltimore City, Case No. 24-C-07-005603. In view of McGuireWoods' likely ethical conflict of interest in providing me with legal advice while simultaneously and concurrently litigating against me, please provide a recommendation of alternate independent and competent counsel to provide legal advice to me on the important issues raised in this letter. I would appreciate a response by September 25, 2007. Thank you.


Sincerely,


/s/ ANDREW R. SIEGEL

Andrew R. Siegel
Director, Telos Corporation







Cc:   Members of the Board of Directors, Telos Corporation
      Alex Castelli, CPA, The Reznick Group